Exhibit 99.l

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106	OTCBB:RYSMF

RSM ANNOUNCES THE APPOINTMENT OF MR. PHILIP GROSS TO THE BOARD OF DIRECTORS

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., “RSM”, NOVEMBER 17, 2011, MANHATTAN, NEVADA, The Company is pleased to announce that, effective immediately, Mr. Philip Gross has agreed to join the board as an independent non-executive director. Philip brings many years of commodity and investment experience to the group based on his extensive experience in both the physical and financial aspects of the industry. “This is a very exciting time for Royal Standard as we gear up toward production and I look forward to playing a positive role during this formative phase of our development” said Philip Gross.”

RSM is currently developing the Goldwedge gold project located in Nye County, Nevada.

RSM is a natural resource exploration and development company.  For further information about this release contact Mr. Rich Kaiser, Investor Relations, 800-631-8127.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen (775) 487-2454 or FAX (775) 775-2460 or

Visit our website at www.royalstandardminerals.com